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Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

December 8, 2011

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Via U.S. Mail

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

> Re: **Oriel Capital Partners, LLC**
> **Offering Statement on Form 1-A**
> **Filed October 13, 2011**
> **File No. 024-10307**

Dear Mr. Kluck:

I am writing in response to your letter dated October 13, 2011 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

Part I – Notification

Item 4. Jurisdictions in Which Securities Are to be Offered, page 3 of 3

1.   **Please state the method by which the notes will be offered. See Item 4(b) of Form 1- A.** *Item 4(b) of Form 1-A has been revised to include the method by which the notes will be offered.*

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3 of 3

2.   **We note that the issuer was incorporated on April 21, 2011. If common stock or other securities were issued, please include the disclosure regarding such issuance as required by Item 5 of Form 1-A. In this regard, we note the membership interest of Messrs. Gautam and Tealer.** *Item 5 of Form 1-A has been revised to include disclosure regarding the issuance of founder's membership interests.*

Part II – Offering Statement

Cover Page

3.   **Please disclose any redemption features of the notes. See Item 1(b) of Model B.** *The Cover Page has been revised to include the redemption features of the notes by adding two new sentences to the end of the second paragraph of the Cover Page.*

4.   Please revise the disclosure on the cover page of the offering circular to discuss the material risks, such as the company owns no properties and has no operations and may not have funds available to make interest payments. See Item 1(i) of Model B. *A new paragraph discussing the material risks raised by the Commission has been added to Cover Page, Item 1 on page 2.*

5.   Since this will be a best efforts offering, please disclose the termination date of the offering, if any. See Item 2 of Model B. *A new penultimate sentence has been added to the first paragraph of the Cover Page disclosing the termination date.*

Risk Factors, page 4 of 17

"Risks of Investing in Small Capitalization and Early Stage Companies," page 5 of 17

6.   Please revise this risk factor to adequately address the specific risks that are unique to this offering and your operations. Refer to Item 3(a) of Model B. *This risk factor has been revised to address the specific risks unique to this offering and our operations.*

"No Reliance on Prior Performance of Officers," page 5 of 17

7.   The risk factors should focus on the risk. Please revise your disclosure to remove mitigating language such as "excellent record." *This risk factor has been revised as recommended.*

"Recharacterization of Notes; Insolvency of the Company," page 6 of 17

8.   Please revise this risk factor, and the risk factor relating to the capitalization of the company, to adequately address the risks presented. *This risk factor and the risk factor under capitalization have been revised as recommended.*

Plan of Distribution, page 10 of 17

9.   Please revise this section to provide the names of persons through which this offering is being made. *This section has been revised accordingly.*

Item 5. Use of Proceeds, page 10 of 17

10.   Please disclose in greater detail the use of proceeds for "real estate investments." For example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties. *Item 5 has been revised to disclose in greater detail the use of proceeds by including the footnote that "Although the Company will consider properties at every price level; it will cap renovation expenses on any particular property at 5% of the purchase price of a that property."*

11.   Please tell us how long the company intends to invest in income producing securities and Treasury Bills of short maturities. *This discussion has been removed. The Company will not invest in the financial instruments discussed.*

Capitalization, page 10 of 17

12.   Please revise the first column in your capitalization table to reflect the same date as your balance sheet. *Revision made accordingly.*

Item 6. Description of Business, page 11 of 17

13. We note that you refer to the purchase of several types of properties, including high rise properties. Please revise this section to discuss your plan of operations for the next 12 months. In this regard, please indicate whether proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. See Item 6(a)(3)(i) of Model B. *A new paragraph has been included before the last paragraph of this section to discuss the Company's plan of operations for the next 12 months.*

Strategy, page 12 of 15

14. Please discuss in greater detail the company's strategy for renovating properties. *This section has been revised accordingly.*

Market Conditions and Market Opportunity, page 12 of 17

15. Please provide us provide us support for all quantitative and qualitative business and industry data used in the offering statement. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. *This section has been revised to incorporate the appropriate research materials as an Exhibit within the document. The references at the bottom of the page have been updated to provide added clarity.*

Intellectual Property, page 14 of 17

16. Please tell us what you mean by "[c]ertain information about the way the Company does business is considered by the Company to be unique and proprietary." *The Company is referring to the knowledge base possessed by its Officers and Directors related to the identification, acquisition, renovation, marketing, management and resale of properties. This section has been revised to clarify this information.*

Item 7. Description of Property

17. We note you have disclosed that you have $50,000 in cash. Please indicate the date for this disclosure as the amount does not agree with the amount of cash on your balance sheet as of September 6, 2011. *The $50,000 amount was a typo and has been corrected to reflect the $15,000 correct amount as of December 6, 2011, the date of the most recent balance sheet.*

Item 8. Directors, Executive Officers, and Significant Employees, page 14 of 17

18. Please revise the titles of each of Messrs. Gautam and Tealer to reflect the executive officer titles indicated on the signature page of the offering statement. *Statement revised accordingly.*

19. Please revise your disclosure to include the name and principal business of the corporations each of Messrs. Gautam and Tealer have worked for, for the past five years. See Item 8(c) of Model B. *Disclosure revised accordingly.*

20. Please revise your disclosure to include the amount of time Mr. Gautam and Mr. Tealer will each spend on company matters. *Disclosure revised accordingly.*

Item 10. Security Ownership of Management and Certain Shareholders, page 15 of 17

21. Please tell us how much consideration, if any, was paid by your officers in exchange for the membership interests they own. *Disclosure revised accordingly.*

Item 11. Interest of Management and Other in Certain Transactions, page 15 of 17

22. Please discuss if there are any proposed transactions in which any of your officers or other related parties would have an interest. For example, please discuss whether any of the properties could be purchased from related parties or whether any services provided to the company, such as renovation work or real estate services, could be by related parties. *There will not be any related-party transactions involving the Company and its officers or other related parties.*

<u>Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17</u>

23. Please include in the affirmative, the disclosures required by Item 12(b) of Model B. This section has been revised to clarify the disclosure required by Item 12(b) of Model B. The contents of subsections titled "General," "Interest Payments," "How to Purchase Notes," "Payment or Rollover at Maturity," "Redemption" and "Repayment Upon Death" collectively provide in the affirmative, the disclosures required by Item 12(b) of Model B.

24. We note your disclosure on page 10 regarding a sinking fund for payment of interest. Please describe the sinking fund in detail. *A new paragraph entitled "Sinking Fund" has been added to discuss in detail the sinking fund.*

25. Under "Interest Payments," please explain the statement that "[a]ll notes are in fully registered form." This sentence has been removed.

26. We note that the company owns no properties and has no operations. Please discuss here or elsewhere, how the company will fund its interest payments prior to owning any properties. Please add or revise your risk factors to specifically address this lack of funding available to make interest payments. *A discussion has been added to the end of "Interest Payments" paragraph of this discussion, disclosing the risks that Company may not be able to make interest payments.*

<u>Financial Statements</u>

<u>Accountants Compilation Report</u>

27. Please remove the Accountants Compilation Report from your filing. Additionally, since you will be removing this report, it is also appropriate to remove the accountant's consent. *Statement revised accordingly.*

<u>Statement of Income</u>

28. In future filings, please improve the preciseness of your dating by including the actual date of inception. *Commission's statement duly noted.*

29. Please revise your filing to include a distinct Statement of Member's Equity. A distinct Statement of Members' Equity has now been added.

<u>Exhibit 5.1 Marketing Materials</u>

    30. We note your advertisements that state "Making money work harder for you" and "Earn fixed rate returns on your hard earned cash." Please balance the disclosure in these advertisements with the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments. *The advertisements have been revised accordingly.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Ronald Tealer

/s/ Ronald Tealer
CEO